UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 3, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Exelixis, Inc.
File No. 000-30235 - CF#34753

Exelixis, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form 10-K filed on February 27, 2007 and Form 10-Q filed on May 6, 2008, both as modified by the same contracts refiled with fewer redactions as Exhibits 10.51 and 10.52 to a Form 10-K filed on February 27, 2017.

Based on representations by Exelixis, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted through
10.39	10-K	2/27/07	February 27, 2022
10.51	10-K	2/27/17	February 27, 2022
10.1	10-Q	5/6/08	February 27, 2022
10.52	10-K	2/27/17	February 27, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary